Exhibit 4.1

PROMISSORY NOTE

$400,000.00	Sarasota, Florida
Effective Date: October 28, 2013
Date: November 26, 2013

EVOLUCIA INC., a Nevada corporation (“Evolucia”), and EVOLUCIA LIGHTING INC., a Florida corporation (“Evolucia Lighting” and collectively with Evolucia, the "Maker"), for value received, hereby jointly and severally,  promises to pay to Sack Family Investment Fund, LLC, a Delaware limited liability company, or assigns (the "Holder"), the principal sum of FOUR HUNDRED THOUSAND DOLLARS ($400,000.00) in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.  Maker further promises to pay interest on the unpaid principal balance hereof at the rate of fifteen percent (15%) per annum. Payments on this Note shall be made to Holder at such place or location, in Delaware, designated by Holder to Maker.  The principal balance, plus accrued and unpaid interest then outstanding shall be due and payable in full upon the earlier of (i) December 31, 2013 or (ii) an investment by Leader Electronics Inc. or, its affiliates in Evolucia or (iii) upon the Maker raising capital pursuant to its private offering of Secured Convertible Promissory Notes.  The Maker represents that Holder shall receive the initial proceeds from capital received in connection with an investment by Leader Electronics Inc. or in connection with the private offering.  Any amount of principal or interest on this Note which is not paid when due shall bear interest at the rate of eighteen percent (18%) per annum from the due date thereof until the same is paid.  Interest shall be calculated on the basis of a 360 day year and actual days elapsed.

In no event shall the interest charged hereunder exceed the maximum permitted under the laws of any state having jurisdiction.  Holder shall not have the right to charge or collect, nor shall Maker be required or obligated to pay interest or payments in the nature of interest, which would result in interest being charged or collected at a rate in excess of the maximum rate of interest allowed to be contracted for by applicable law, as changed from time to time.  In the event that any payment which is interest or in the nature of interest is made by Maker or received by Holder which would result in the rate of interest being charged or collected being in excess of the maximum rate of interest allowed to be contracted for by applicable law, as changed from time to time, then the portion of any such payment which causes the rate of interest being charged or collected to exceed the maximum rate of interest allowed to be contracted for under applicable law should be refunded to borrower.

This Note can be prepaid in whole or in part at any time without the consent of the Holder provided that Maker shall pay all accrued interest on the principal so prepaid to date of such prepayment.

The entire unpaid principal balance of this Note and interest accrued with respect thereto shall be immediately due and payable upon the occurrence of any of the following (each, an "Event of Default"):

a.	Application for, or consent to, the appointment of a receiver, trustee or liquidator for Maker or of its property;

b.	General assignment by the Maker for the benefit of creditors;

c.	Filing by the Maker of a voluntary petition in bankruptcy or a petition or an answer seeking reorganization, or an arrangement with creditors;

d.
Entry against the Maker of a court order approving a petition filed against it under the federal bankruptcy laws, which order shall not have been vacated or set aside or otherwise terminated within sixty (60) days;

e.
Default in the payment of the principal or accrued interest on this Note, or any other note or indebtedness owing by Maker to Holder, as the same shall become due and payable, whether by acceleration or otherwise.

If default is made in the payment of this Note, the Maker shall pay the Holder hereof costs of collection, including reasonable attorneys’ fee, including appellate proceedings.

All rights and remedies available to the Holder pursuant to the provisions of applicable law and otherwise are cumulative, not exclusive and enforceable alternatively, successively and/or concurrently after default by Maker pursuant to the provisions of this Note.

The Maker waives demand, presentment, protest and notice of any kind and consents to the extension of time of payments, the release, surrender or substitution of any and all security or guarantees for the obligations evidenced hereby or other indulgence with respect to this Note, all without notice.

This Note may not be changed, modified or terminated orally, but only by an agreement in writing, signed by the party to be charged.

IN THE EVENT OF ANY LITIGATION WITH RESPECT TO THE OBLIGATIONS EVIDENCED BY THIS NOTE, THE MAKER WAIVES THE RIGHT TO A TRIAL BY JURY AND ALL RIGHTS OF SET-OFF AND RIGHTS TO INTERPOSE RIGHTS TO INTERPOSE PERMISSIVE COUNTERCLAIMS AND CROSS-CLAIMS.

This Note shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its conflict of laws provisions and shall be binding upon the successors, endorsees or assigns of the Maker and inure to the benefit of the Holder, its successors, endorsees and assigns.

The Maker hereby irrevocably consents to the jurisdiction of the courts of the State of Florida or the State of Delaware in connection with any action or proceeding arising out of or relating to this Note.  If any term or provision of this Note shall be held invalid, illegal or unenforceable, the validity of all other terms and provisions hereof shall in no way be affected thereby.

EVOLUCIA, INC.,
a Nevada corporation

By:	/s/ Mel Interiano
Name: Mel Interiano
Title: CEO and President

EVOLUCIA LIGHTING, INC.,
a Florida corporation

By:	/s/ Mel Interiano
Name: Mel Interiano
Title: CEO and President

3